Feb. 17, 2021

Mark Cowan

Senior Counsel

Disclosure Review and Accounting

Office Division of Investment

Management Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE: RiverSource Life Insurance Company

RiverSource Variable Account 10

Post-Effective Amendment No. 3 on Form N-4

File Nos. 333-230376/811-07355

RiverSource RAVA 5 Advantage® Variable Annuity

(offered for contract applications signed on or after April 29, 2019)

Dear Mr. Cowan:

This letter is in response to the Staff’s comments we received on Feb. 8, 2021 for the above-referenced Registration Statement which we filed on or about Jan. 13, 2021. Comments and responses are outlined below.

General:

Comment:	We noted from the cover letter that there are changes to the number of transfers allowed each contract year for SecureSource 5 and SecureSource 5 Plus. We didn’t see changes to the number of transfers allowed.

Response:	We confirm that the number of transfers allowed each contract year for SecureSource 5 and SecureSource 5 Plus did not change.

Rate Sheet Prospectus Supplement

Comment: The Required Allocation percentages for the Investment Path 2 groups for the SecureSource Tempo optional benefit riders should not be included in the rate sheet supplement.

Response: We note that there is industry precedent to change allocation percentages using a rate sheet supplement. The inclusion allows a contract owner to have all applicable rider values in one location rather than having to refer to an additional supplement.

Comment: Please delete the following sentence from the second paragraph in bold, as it is not necessary:

We may periodically issue a new Rate Sheet Prospectus Supplement that may reflect different values than the previous Rate Sheet Prospectus Supplement.

Response: Deleted.

Comment: There are just too many terms that are changing in this RSS and for too many different riders. Originally, RSS were just for rates that could change frequently, please consider whether some of these terms can be in the prospectus, rather than in these RSS. We note the RSS sheet did not change during the entire year. I also don’t think investment restriction should in RSS.

Response: As noted above, all terms should remain as the part of the Rate Sheet Supplement. All values included in the Rate Sheet Supplement were changed two times between May 2019 and March 2020. We expect to make changes to the values, including the investment options and restrictions, periodically. The frequency of future changes will depend in part on market conditions

Comment: Change the table heading “Rider fees” to the “Current Rider Fees”.

Response: Revised as requested.

Comment: Change the table heading “Lifetime Payment Percentage” to the “Lifetime Payment Percentage and Income Bonus percentage”.

Response: Revised as requested.

Prospectus:

Cover Page

Comment: Revise the third paragraph and add clarification that for the SecureSource living benefit riders from page 124 investor may be paying for guarantee that company make never to pay:

You will begin paying the rider charge as of the rider effective date, even if you do not begin taking withdrawals for many years. It is possible that your contract performance, fees and charges, and withdrawal pattern may be such that your contract value will not be depleted in your lifetime and you will not receive any monetary value under the rider.

Response: Revised as requested.

Expense Summary - Examples

Comment: It appears SecureSource Core Plus (2.75%) and Enhanced Legacy (1.75%) are the most most expensive - Is this combination of riders not possible?

Also, it needs to be the most expensive ever offered under this contract, not just the most expensive of currently offered benefits. Please confirm.

Response: SecureSource Core Plus may not be purchased with the Enhanced Legacy.

The most expensive combination is the election of the SecureSource Core Plus (2.75%) and SecureSource Legacy (0.40%) and this combination will be shown in the Maximum Expenses.

The Guarantee period Accounts (GPAs)

Comment: Does this prospectus get delivered with this contract for investors who can elect into this option? It should.

Response: Registrant confirms that the prospectuses get delivered to investors investing in the Guarantee Period Accounts (GPAs).

Charges

Comment: In the “Mortality and Expense Risk Fee” section make clear that M&E fees listed are the current charges.

Response: The M&E Fees will not change while the contract is in force and the statement that we cannot increase these fees in included in the disclosure.

Comment: In the Optional Living Benefit charges” section for all applicable riders, please make clear that the current fee is disclosed in the rate sheet supplement.

Response: The second sentence for all applicable riders is revised to read:

The current annual rider fees applicable to the contract issued while this prospectus is in effect are shown in the Rate Sheet Prospectus Supplement.

Optional Living Benefits – comments applicable to all riders that have same disclosure

SecureSource Series Rider terms – Key Terms

Comment: In the Current Annual Payment term disclosure, make this plain English: e.g. and is the sum of the minimum annual lifetime payment (specify what that is — don’t see that definition until much later) plus any Income Bonus. Also, define Income Bonus here.

Response: The terms disclosures are revised and a new term - Income Bonus is added.

Current Annual Payment: the benefit available for withdrawal each contract year after the covered person (Joint Life: the younger Covered Spouse) has reached the youngest age in the first Age Band. For SecureSource 4, SecureSource 4 Plus, SecureSource 5, SecureSource 5 Plus and SecureSource Tempo, the Current Annual Payment can vary each contract year and is equal to the minimum annual plus an Income Bonus, when eligible.

Excess Withdrawal: any withdrawal taken before the Current Annual Payment is established, or any withdrawal that is greater than the Remaining Annual Payment. Any excess withdrawal request will not be considered in good order until we receive a signed Benefit Impact Acknowledgement form showing the projected effect of the surrender on the rider benefits or a verbal acknowledgement that you understand and accept the impacts that have been explained to you.

Income Bonus: for SecureSource 4, SecureSource 4 Plus, SecureSource 5, SecureSource 5 Plus and SecureSource Tempo, a potential increase to the Current Annual Payment. It is calculated by multiplying the Benefit Base by the Income Bonus Percentage.

Comment: In the Income Bonus Percentage term, state that Minimum Lifetime Percentage is specified in the Rate Sheet Supplement.

Response: The last sentence in the term description is revised to read:

Income Bonus Percentage: for SecureSource 4, SecureSource 4 Plus, SecureSource 5, SecureSource 5 Plus and SecureSource Tempo, the Income Bonus Percentage may be added to the Minimum Lifetime Payment Percentage as described in the “Lifetime Payment Percentage” provision below. The Income Bonus Percentage is not available under SecureSource Core, SecureSource Core Plus and ecureSource Core Plus 2 riders. The Income Bonus Percentage and Minimum Lifetime Payment Percentages are shown in the Rate Sheet Prospectus Supplement.

Comment: In the Lifetime Payment Percentage term, in the last sentence, change “The Lifetime Payment Percentage” to the “Minimum Lifetime Payment Percentage”, if true.

Response: The Lifetime Payment Percentage term is revised to read:

Lifetime Payment Percentage: used to calculate your Current Annual Payment. For SecureSource 4, SecureSource 4 Plus, SecureSource 5, SecureSource 5 Plus and SecureSource Tempo, is the Minimum Lifetime Payment plus the Income Bonus Percentage, when eligible. The percentage used can vary as described in the Lifetime Payment Percentage provision below. The Lifetime Payment Percentage, Minimum Lifetime Payment Percentages, and Income Bonus are shown in the Rate Sheet Prospectus Supplement.

The following new term is added:

Minimum Annual Lifetime Payment: for SecureSource 4, SecureSource 4 Plus, SecureSource 5, SecureSource 5 Plus and SecureSource Tempo, the guaranteed lifetime benefit amount available for Withdrawal each contract year. It is calculated by multiplying the Benefit Base by the Minimum Lifetime Payment Percentage.

SecureSource Tempo rider

Comment: The description of the rider and how it operates is so dense and hard to follow. Please revise in plain English.

Response: The description of the rider is revised and replaced with the following:

The SecureSource Tempo rider is an optional benefit that you can elect at time of application for an additional charge. It may not be purchased with any other optional living benefit and certain death benefit riders (ROPP rider, MAV rider or Enhanced Legacy benefit rider). This benefit is intended to provide a specified withdrawal amount annually for life, even if your contract value is zero, subject to the terms and provisions described in this section. Additionally, this benefit offers a Returns-linked Credit feature and a step-up feature to lock in contract anniversary gains to increase the Benefit Base and the lifetime payment.

If the contract value is reduced to zero due to market performance, fees or charges, or a withdrawal that does not exceed the amount available under the rider, then you will receive lifetime payments made by us as described in the “Other provisions - Rules for Surrender.” However, the contract and rider will terminate if the contract value goes to zero due to an excess withdrawal. If you die before the contract value is depleted, you will not receive any monetary value from the rider.

Comment: In the last sentence in the first paragraph, should the “Remaining Annual Payment” be referred as the “Current Annual Payment”?

Response: Please see revised paragraph above.

Comment: Clarify here and throughout where this or similar disclosure is used that if contract value is reduced to zero because of withdrawals before the Current Annual Amount is established, then the rider terminates. Also, investors should be warned against making withdrawals before the Current Annual Payment is established.

For clarity is it the last withdrawal that result in contract value going to zero or are all prior withdrawals factors into this? Clarify.

Response: The Excess Withdrawal term definition is updated to state that we will use a Benefit Impact Acknowledgement form and show client the impact of taking an excess withdrawal (including withdrawals before the Current Annual Payment is established) before processing their request. The following revision is made to the disclosure:

The SecureSource Tempo rider may be not appropriate for you if:

•	you anticipate the need for withdrawals before the lifetime benefit is established or withdrawals that exceed the amount available under the rider (i.e. excess withdrawals); or

•

you want to invest in funds other than the approved investment options. Certain approved investment options may only be available within an allocation plan, subject to requirements and limitations. For a list of currently approved investment options and allocation plans, see “Investment Allocation Restrictions for Certain Benefit Riders”.

Comment: It looks like the word is missing in the following sentence:

Each contract year, whether or not the Income Bonus Percentage is included in the Lifetime Payment Percentage is determined when the first he remainder of that contract year (see “Lifetime Payment Percentage” below).

Response: The sentence is revised to read:

On the day of your first withdrawal each contract year, we determine if the Income Bonus is available for that contract year (see “Lifetime Payment Percentage” below).

Comment: Revise the Rate Sheet Prospectus Supplement paragraph to: add the reference to the current rider charges, delete reference to the required allocation percentages and maximum fund allocations, either specify the actual terms that can change or say “ the terms contained in a RSS for the next effective period, we will file a new RSS. Also, it looks like the word is missing in the third to last sentence.

Response: The Rate Sheet Prospectus Supplement paragraph is revised to read (changes underlined):

RATE SHEET PROSPECTUS SUPPLEMENT

The current rider charges and the current rates for the Lifetime Payment Percentages, Income Bonus Percentage, Credit Period, Maximum Credit percentage, Maximum Carryover percentage and Credit Multiplier applicable to your contract are disclosed in the Rate Sheet Supplement attached to this prospectus. The required allocation percentages and maximum fund allocations for the Investment Path 2 groups are disclosed in the Rate Sheet Supplement attached to this prospectus. These terms can only change as provided in this prospectus (see “Lifetime Payment Percentage”, “Income Bonus percentage”, “Returns-linked Credit”, “Credit Carryover”, below.) We may change these terms for new purchasers, upon 7 calendar days prior notice. At least 7 calendar days before we change the terms contained in a Rate Sheet Supplement for the next effective period, we will file a new Rate Sheet Supplement. All historical Rate Sheet Supplements are reflected in Appendix  G. All Rate Sheet Prospectus Supplements, including the Rate Sheet Supplement applicable to you, have been filed with the Securities and Exchange Commission (the “SEC”) and are also available on the Edgar system at www.sec.gov (File No. 333 – 230376).

Comment: In the “Current Annual Payment Description – Current Annual Payment”,

last sentence, clarify if the “Lifetime Payment Percentage” is the right term or it should be the “Remaining Annual Payment”?

Response: The sentence is revised to read:

When the first withdrawal is taken in each contract year, we will determine if the Income Bonus Percentage will be included in the Lifetime Payment Percentage for the remainder of that contract year.

Comment: In the “Rules for Surrender”, Clarify here and throughout where this or similar disclosure is used that if contract value is reduced to zero because of withdrawals before the Current Annual Amount is established, then the rider terminates. Also, investors should be warned against making withdrawals before the Current Annual Payment is established.

For clarity is it the last withdrawal that result in contract value going to zero or are all prior withdrawals factors into this? Clarify

Response: The third bullet/scenario in this section states that “If the Current Annual Payment is not established and if the contract value is reduced to zero as a result of a withdrawal taken before the Current Annual Payment is established, the rider and the contract will terminate.”

We have also changed the definition of an excess withdrawal to disclose that the client must acknowledge the impact of an excess withdrawal (including taking a withdrawal before the Current Annual Payment is established) before we will process the request.

Comment: In the “At Death – Joint Life”, clarify what does the sentence, “If spousal continuation is not available, the rider terminates.”, mean.

Response: The spousal continuation is explained in greater details in the “If You Die Before the Annuitization Start Date” section and the cross reference to this section is added.

In addition, we have added clarification to the “If You Die Before the Annuitization Start Date” section, as shown below (changes underlined):

Nonqualified annuities

Spousal continuation: If your spouse is sole primary beneficiary and you die before the annuitization start date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid (without regard to the Full Surrender Value). To do this your spouse must, on the date our death claim requirements are fulfilled, give us written instructions to continue the contract as owner.

Qualified annuities

•

Spouse beneficiary: If you have not elected an annuity payout plan, and if your spouse is the sole primary beneficiary, your spouse may either elect to treat the contract as his/her own (spousal continuation), so long as he or she is eligible to do so, or elect an annuity payout plan or another plan agreed to by us.

Comment: In the “Annuity Provisions”, specify all payout options that are available if you elect an annuitization start date that is earlier than maximum.

Response: We have added cross reference to applicable sections in the prospectus, as shown below:

Annuity Provisions: If your annuitization start date is the maximum annuitization start date (see “The Annuitization Start Date”), you can choose one of the payout options available under the contract (See “Annuity Payout Plans”) or an alternative fixed annuity payout option available under the SecureSource Tempo rider (see “The Annuitization Start Date”). If you elect an annuitization start date that is earlier than the maximum annuitization start date, the alternative fixed annuity payout option under the SecureSource Tempo rider is not available.

Comment: In the “Rider Termination”, clarify the statement “even if the Covered Person is still living”, since our understanding is that the Covered person has to be a natural person.

Response: The statement has been deleted.

Investment Allocation restrictions for Certain Benefit Riders

Comment:     In the “Investment allocation restrictions for the Accumulation Protector Benefit Rider, Enhanced Legacy Benefit Rider, SecureSource Core 2, SecureSource 5, SecureSource 5 Plus, SecureSource Core, SecureSource 4 or SecureSource 4 Plus benefit riders”, revise the first sentence below the Portfolio Stabilizer funds to add that investment allocation restrictions limit your ability to grow contract value.

Response: Revised as requested.

Comment: In the “Changes we may make” paragraph, insert back the statement related to the notification about closing or restricting investment options.

Response: Revised as requested.

Comment: In the “Additional Risks’ section, keep disclosure that the funds’ investment strategies may also curb or decrease the contract value during periods of positive performance by the equity markets.

Response: The following statement has been added:

Accordingly, although an investment in the Funds may mitigate declines in your contract value due to declining equity markets, the Funds’ investment strategies may also curb or decrease your contract value during periods of positive performance by the equity markets.

Investment Allocation Restrictions for the SecureSource Tempo rider

Comment: Add a statement that this restriction limits your ability to grow contract value.

Response: Revised as requested.

Comment: In the “Investment Path 1”, add that the funds are listed below.

Response: Revised as requested.

Comment: In the “Investment Path 2”, add where the Funds and investment groups are specified.

Response: The statement is revised to read:

This option requires 100% allocation of your purchase payments and contract value among the Funds shown in the Rate Sheet Supplement.

Comment: Delete or explain the legal basis for reallocation to the default investment option (Columbia Variable Portfolio - Government Money Market Fund).

Response: In order to avail themselves of the optional SecureSource Tempo rider benefits, contract owners agree upon selection of the rider to comply with its terms, including investment requirements. The investment requirements, including any limitations, the ability of RiverSource Life to make changes to requirements and the use of a default investment option in the limited circumstances of contract owner non-compliance, are clearly disclosed in the rider and prospectus. RiverSource Life derives its contractual right to establish investment requirements and make changes to them through a state-approved rider form.

Contract owners would be informed in advance of any changes or new limitations to the Funds, allocation plans or plan requirements related to the SecureSource Tempo rider. This communication would remind contract owners of the requirement to update allocations in order to comply with the revisions. The failure to provide updated instructions would result in a default allocation which had previously been disclosed to the contract owner and which the contract owner previously agreed to in selecting the rider. We respectfully note that there is industry precedent for this design. Furthermore, the contract owner has the flexibility to terminate the rider and continue the contract if they wish to retain an investment option that is no longer available with the rider.

Investment limitations are necessary to help protect the ability of RiverSource Life to provide the long-term guarantees under the rider. Our design, which incorporates a fully disclosed default allocation option, avoids the imposition of more onerous provisions, such as those under which the rider would automatically terminate for failure to reallocate in accordance with revisions. RiverSource Life does not wish to have a design that would lead to inadvertent terminations of the rider and cause contract owners to lose key retirement income benefits for which they have paid a fee over what may have been an extended period of time.

Annuity Payout Plans

Comment: Delete the word “may’ in the second sentence in the first paragraph.

Response: Revised as requested.

Additional Information – Incorporation of Certain Documents by Reference

Comment: Delete this disclosure for N-4 prospectus. Forward incorporation is not allowed. Financials should be in SAI or incorporated by reference there per item 23.

Response: Please note that this is a combined prospectus that is also filed on Form S-3.

Statement of Additional Information

Comment: The SAI has all products listed on the cover pages and term of prior versions need to be in the appendix, not in the SAI.

Response: The SAI is a combined SAI and it relates to all contracts under the Registrant (RVS Variable Account 10). Therefore, all contracts are listed on the cover page.

Part C - Signature page

Comment: The signature page should make clear who the principal executive officer is. It is not clear.

Response: Revised as requested.

If you have any questions concerning responses to the comments, please contact me at (612) 678-5337, or Boba Selimovic at (612) 612-7449.

Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel and Assistant Secretary